November 1, 2024

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Ltd
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

       Re: Radiopharm Theranostics Ltd
           Amendment No. 6 to Registration Statement on Form 20FR12B Filed October 21, 2024
           File No. 001-41621
Dear Riccardo Canevari:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 20FR12B
D. Risk Factors, page 1

1. Please include a risk factor discussing the going concern opinion issued by your auditors and the potential consequences with respect to raising capital.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 1, 2024
Page 2



       Please contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Alberto Pacchioni